3811 VALLEY CENTRE DRIVE SUITE 500 SAN DIEGO CALIFORNIA 92130-2332 TELEPHONE: 858.720.5100 FACSIMILE: 858.720.5125 WWW.MOFO.COM	MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
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DENVER, NORTHERN VIRGINIA,
ORANGE COUNTY, SACRAMENTO,
WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING,
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SINGAPORE, BRUSSELS

August 12, 2005	Writer’s Direct Contact
858/720-5198
SRowles@mofo.com
Via Edgarlink and Hand Delivery
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Russell Mancuso, Branch Chief
Ms. Kaitlan Tillan, Assistant Chief Accountant
Mr. Tom Jones
Mr. Eric Atallah

Re:	Endocare, Inc.
Draft of Amendment to Annual Report on Form 10-K
For the fiscal year ended December 31, 2004
Provided July 27, 2005
and Quarterly Report on Form 10-Q
For the fiscal quarter ended March 31, 2005
File No. 0-27212
Ladies and Gentlemen:
This letter is being filed on behalf of our client, Endocare, Inc. (the “Company”), in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated August 4, 2005 (the “Staff Letter”) with respect to the draft amendment to the Company’s Form 10-K previously provided to the Staff (the “Form 10-K Amendment”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter. The comments in the Staff Letter have been incorporated into this response letter for your convenience. A revised draft of the Form 10-K Amendment marked to show the latest changes is being sent to you by facsimile and overnight courier. In addition, as requested by the Staff, we have set forth below in this letter the Company’s responses to the two outstanding Form 10-Q comments (Comments #5 and #6) contained in the Staff’s letter dated July 19, 2005.

August 12, 2005
Page Two
Draft of Amendment to Form 10-K for the Fiscal Year Ended December 31, 2004
Health care regulatory issues, Page 13
1.	Please revise the third paragraph to clarify whether you have described all material requirements.
Response to Comment #1
The Company has revised the draft Form 10-K Amendment to clarify that all material requirements are described.
2.	Clarify what you mean in the second full paragraph on page 13 where you state that your activities “will” comply with the laws. Why don’t they comply now?
Response to Comment #2
The Company has revised the draft Form 10-K Amendment to state that the Company believes that its activities comply with the health care regulatory laws described in the Form 10-K Amendment.
Legal Proceedings, Page 25
3.	Please identify the “corporate governance measures” mentioned in the fourth paragraph.
Response to Comment #3
The Company has revised the draft Form 10-K Amendment to identify the corporate governance measures.
Contractual Obligations
4.	Please provide a table of contractual obligations that discloses all of your purchase obligations.
Response to Comment #4
The Company has revised the Form 10-K Amendment to include all purchase obligations in the table of contractual obligations.

August 12, 2005
Page Three
Consolidated Financial Statements, Page F-1
5.	We note that you restated your financial statements to include the gain (loss) on divestitures within your loss from operations. Please tell us why you did not label the financial statements as restated, disclose the reasons for the revision in a note to the financial statements and provide the other disclosures required by paragraph 37 of APB 20. Please also tell us why your auditors do not refer to restatement in the auditor’s report and dual date the report.
Response to Comment #5
The Company has considered paragraph 37 of APB No. 20 “Accounting Changes” which states, “The nature of an error in previously issued financial statements and the effect of its correction on income before extraordinary items, net income, and the related per share amounts should be disclosed in the period in which the error was discovered and corrected. Financial statements of subsequent periods need not repeat the disclosures.” The reclassification of the $8.6 million gain on divestiture from non-operating to operating income in 2003 did not impact income from continuing operations, income before extraordinary items, net income and related per share amounts.
Ernst & Young has consulted with its national office regarding this issue, and Ernst & Young’s national office concurs with the Company’s conclusion that the financial statements should not be labeled as restated under paragraph 37 of APB No. 20. In addition, for the same reasons, Ernst & Young’s national office does not believe that it is appropriate to refer to a restatement in Ernst & Young’s report and dual date the report.
6.	Please refer to comments six and seven in our letter dated June 17, 2005. Please amend your 10-K to include the following:
•	The segment disclosures required by paragraph 37 of SPAS 31;
Response to Comment
The Company has revised the Form 10-K Amendment to include the disclosures of revenues and related cost of sales from external customers for each group of similar products and services required by paragraph 37 of SFAS 131. The response to the next bullet point also addresses this issue.
•	The separate disclosure of bundled service revenue on the face of the income statement as required by Rule 5-03(b) of Regulation S-X; and

August 12, 2005
Page Four
Response to Comment
The Company has revised the Form 10-K Amendment to include the separate disclosure of revenues from sale of tangible products and services on the face of the income statement as required by Rule 5-03(b) of Regulation S-X.
•	An explanatory note regarding why it is impracticable to separately disclose the cost of services.
Response to Comment
The Company has revised the Form 10-K Amendment to include an explanatory note regarding why it is impracticable to separately disclose the cost of services.
OUTSTANDING FORM 10-Q COMMENTS
As requested by the Staff, we have set forth below in this letter the Company’s responses to the two outstanding Form 10-Q comments (Comments #5 and #6) contained in the Staff’s letter dated July 19, 2005:
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Note 3. Changes to Plan of Sale – Timm Medical, page 6
5.	Please refer to response 10. We note your reference to paragraph 17 of SFAS 131. Please note that paragraph 17 of SFAS 131 discusses the aggregation criteria for identified operating segments. Please clarify whether or not your cryosurgical and erectile dysfunction businesses are separately identified operating segments under paragraphs 10-15 of SFAS 131. If so, please also address in your response, with supporting quantitative information, why you believe that the two operating segments have similar economic characteristics under paragraph 17 of SFAS 131. If not, please tell us why you referred to paragraph 17 of SFAS 131 in your response and also tell us the nature of all of the information regularly reviewed by your CODM and Board of Directors with respect to Timm Medical.
Response to Comment #5
The Company’s cryosurgical and erectile dysfunction businesses are not separately identified operating segments under paragraphs 10-15 of SFAS 131. As the Company discussed with Ms. Tillan and Mr. Atallah, the Company referred to paragraph 17 of SFAS 131 merely to provide additional background regarding the way in which the Company views the businesses.

August 12, 2005
Page Five
With respect to the information reviewed by the Company’s CODM and Board of Directors, as noted in our July 11, 2005 letter, the Company’s CODM reviews financial and analytical information principally on a consolidated basis to assess performance and make decisions about resource allocation, with specific attention placed on revenues by product or service line and the related gross margins. The typical information reviewed by the CODM is a monthly sales report consisting of approximately seven pages of detailed analytics and only one line item for monthly revenue for Timm Medical.
In addition, the CODM reviews a monthly package prepared for the Company’s Board of Directors, which includes a narrative analysis that reviews significant financial developments. This narrative analysis usually centers around the Company’s cryosurgical product line, revenues in the aggregate, gross margins in the aggregate (though primarily focused on the cryosurgical product line) and operating expenses in the aggregate. The CODM typically makes decisions on the basis of the Company’s consolidated financial condition and operating results.
Note 4. Private Placement of Common Stock and Warrants, page 6
6.	Please refer to response 11. Please respond to the following comments:
•	Please address why you believe it is appropriate to treat the purchase agreement and registration rights agreement as separate agreements. Discuss whether or not each of the agreements is freestanding. See paragraph 2 of EITF 00-19. Discuss the basis for your conclusions. We note Recital C, Section 6.1(c) and Exhibit C of the March 10, 2005 purchase agreement.

•	Tell us whether and how you evaluated the registration rights agreement under SFAS 133.

•	Please tell us the circumstances under which you may have to pay liquidated damages, the amount of those damages, the form of consideration for the damages and whether or not there is any stated maximum amount to the liquidated damages.

•	Explain in further detail why you believe that the liquidated damages result in a reasonable discount for the unregistered shares. Show us how you were able to determine that the maximum damages would never exceed $3.3 million, or 21% of the gross offering proceeds.

•	Please revise future filings to disclose all of the significant assumptions used in your calculation of the value of the warrants. We note that your

August 12, 2005
Page Six
response indicates that you modified the amount resulting from your Black-Scholes calculation for the call provision and for a market discount.

•	Please show us the amounts derived from each step of your calculation to value the warrants and explain how you determined the amount for the call provision and the market discount.
Response to Comment #6
Set forth below is the Company’s response to each of the bullet points in the Staff’s comment. For the Staff’s convenience, we have copied each bullet point before the corresponding response and have also integrated into the following discussion our responses to the June 17, 2005 comment letter relating to the classification of the warrants within equity versus liability since these responses together formulate the complete basis for our conclusion. As the Company and representatives of its independent registered public accounting firm, Ernst & Young, discussed with Ms. Tillan and Mr. Atallah, Ernst & Young consulted with its national office regarding the Company’s accounting for the warrants, and Ernst & Young’s national office indicated that it agreed with the Company’s accounting.
The Company is aware of the discussions regarding the effect of a liquidated damages clause on the classification of warrants under EITF No. 05-4. The Company understands that the Task Force has reviewed this issue recently but was unable to reach consensus. There were many differing view points discussed and practice by registrants has been diverse. Until new rules can be finalized, the Company relies on current accounting literature for guidance, including SFAS No. 5, EITF 00-19, SFAS No. 133 and SFAS No. 150. The Company believes that current GAAP does not require warrants subject to registration rights to be classified as liability.
•	Please address why you believe it is appropriate to treat the purchase agreement and registration rights agreement as separate agreements. Discuss whether or not each of the agreements is freestanding. See paragraph 2 of EITF 00-19. Discuss the basis for your conclusions. We note Recital C, Section 6.1(c) and Exhibit C of the March 10, 2005 purchase agreement.
The Company believes that it is appropriate to treat the warrants and the registration rights agreement as separate, free-standing agreements in accordance with paragraph 2 of EITF 00-19. Under paragraph 2, a contract is free-standing if it is (a) entered into separate and apart from any other financial instruments or equity transactions or (b) is entered into in conjunction with some other transaction and is legally detachable and separately exercisable. Though entered contemporaneously with the private placement, the warrants and registration rights agreement are separate legal agreements, each legally detachable and separately exercisable, for the following reasons:

August 12, 2005
Page Seven
•	The registration rights agreement covers both the shares underlying the warrants and the common shares issued outright upon the closing of the March 2005 financing;

•	The Company is not required to deliver registered shares upon exercise of the warrants. Rather, if any warrant is exercised before an effective registration statement covering the resale of the underlying shares, then the Company would settle the warrant by delivering restricted stock to the holder;

•	Liquidated damages incurred under the registration rights agreement do not alter an investor’s rights under the warrants. If the Company fails to register shares by the required effective date, then each investor receives damages and still has the right to exercise such investor’s warrants. The registration rights agreement provides that the sole monetary remedy for failing to obtain and maintain the effectiveness of the Form S-2 registration statement are liquidated damages equal to 1% of the aggregate investment amount for each 30 days after the effectiveness deadline during which the registration statement is not effective, pro rated for partial months. The warrants are exercisable for the same number of shares and at the same exercise price, regardless of whether the Company incurs or pays liquidated damages under the registration rights agreement;

•	There is no circumstance or alternative for a net-cash settlement provided by the warrants agreement, registration rights agreement or any of the other financing documents;

•	The liquidated damages do not equate to a net cash-settlement, and therefore do not in themselves result in liability classification, because: (1) the warrants are not extinguished by the payment of the liquidated damages – the Company still must deliver shares; (2) net-cash settlement of the warrants is not an alternative and would in no way negate the Company’s obligation to pay liquidated damages under the registration rights agreement; and (3) as further discussed below, the liquidated damages represent a reasonable discount for unregistered shares (not a penalty) and thus does not represent an uneconomic settlement alternative which should be disregarded in determining the appropriate classification of the warrant under EITF 00-19;

•	The two agreements relate to different risks. The payoff on the warrants is based on the trading price of the Company’s stock. Liquidated damages under the registration rights agreement are based on how long shares are unregistered. These are independent of each other;

August 12, 2005
Page Eight
•	The right to receive liquidated damages under the registration rights agreement does not have to be transferred to subsequent holders of the warrants or shares acquired upon exercise of the warrants. The original investor could choose to retain rights to the liquidated damages, which supports the view that the registration rights agreement and the warrants are separate;

•	The registration rights agreement and the warrants do not meet one of the four combining criteria in Derivatives Implementation Group (DIG) No. K-1, “Determining Whether Separate Transactions Should be Viewed as a Unit”, because they do not relate to the same risk. The warrants relate to share price, and the liquidated damages under the registration rights agreement relate to filing and effectiveness of a registration statement. Because not all four criteria are met, the warrants and the registration rights agreement should be accounted for separately; and

•	In summary, the warrants meet the criteria for classification as equity under EITF 00-19:
o	They are solely indexed to and potentially settled in the Company’s own stock;

o	The warrants only permit gross physical or net share settlement;

o	Liquidated damages are not a form of net-cash settlement. Rather, the liquidated damages represent a reasonable discount to reflect the difference in value between registered and unregistered shares.
•	Tell us whether and how you evaluated the registration rights agreement under SFAS 133.
The Company acknowledges that the registration rights agreement appears to contain the three elements of a derivative that are set forth in SFAS 133: (a) an underlying – the occurrence or non-occurrence of the share registration, (b) no initial net settlement is required and (c) the agreement will be net settled in cash (liquidated damages). However, the Company believes as discussed in Issue Summary No. 1 of EITF 05-4, the bifurcation of the registration rights agreement as a derivative results in inconsistent accounting answers for transactions with similar economic substance – i.e., when a registration rights agreement is issued in conjunction with an instrument that meets the definition of a derivative (e.g. a warrant) versus one that is not a stand-alone derivative (e.g. convertible debt). Under SFAS No. 133, paragraph 12, each embedded derivative is assessed for separation from the non-derivative host instrument but SFAS 133 does not allow for separation of an embedded derivative from a derivative host (e.g. a warrant). For example, the issuer would separately assess the need to separate the conversion option and the registration rights damages from

August 12, 2005
Page Nine
non-conventional convertible debt but would not separate the registration rights derivative from the warrant. Thus, when viewed as a combined instrument with a standalone derivative, the combined instrument may be classified as equity if the damages represent a reasonable discount (i.e. an economic settlement alternative). However, at the same time, if the damages are issued in conjunction with convertible debt, the damages would be separated from the debt instrument and accounted for separately as a derivative while the conversion option (similar to an embedded warrant) would likely meet the scope exception in paragraph 11(a) of SFAS 133 and not be accounted for separately as a derivative. Thus, the Company believes that key issues remain to be addressed by the EITF before concluding that the registration rights should be accounted for separately as a derivative.
•	Please tell us the circumstances under which you may have to pay liquidated damages, the amount of those damages, the form of consideration for the damages and whether or not there is any stated maximum amount to the liquidated damages.
The Company must pay liquidated damages in the following circumstances:
(1) The Company must pay liquidated damages ($5,200 per day, with payment to be made in cash within 3 business days after the calendar month in which such liquidated damages accrue) for each day after June 9, 2005 (the 90th day after the financing closing date) that the Form S-2 is not yet declared effective;
(2) After the Form S-2 is declared effective, if sales cannot be made pursuant to the Form S-2 for any reason (including without limitation by reason of a stop order, or Endocare’s failure to update the Form S-2), then the Company must pay liquidated damages ($5,200 per day, with payment to be made in cash within 3 business days after the calendar month in which such liquidated damages accrue); provided, however, that, without incurring any liquidated damages the Company may suspend the use of the prospectus thereunder for not more than 20 consecutive days or for a total of not more than 45 days in any 12-month period;
(3) If the Company fails to file a Form S-3 covering the securities sold in the financing within 10 days after the Company becomes eligible to use a Form S-3 (the “Form S-3 Filing Deadline”), then the Company must pay liquidated damages until the Form S-3 is filed ($5,200 per day, with payment to be made in cash within 3 business days after the calendar month in which such liquidated damages accrue); and
(4) If the Form S-3 is not declared effective within 90 days after the Form S-3 Filing Deadline, then Endocare must pay liquidated damages until the Form S-3 is declared effective ($5,200 per day, with payment to be made in cash within 3 business days after the calendar month in which such liquidated damages accrue).

August 12, 2005
Page Ten
There is no stated maximum amount to the liquidated damages. However, under the registration rights agreement, Endocare’s registration obligations expire as soon as all of the shares to be registered can be resold without registration under Rule 144(k). Therefore, even if the Form S-2 registration statement were never to become effective, it is unlikely that the damages would exceed $3.3 million or 21% of the offering proceeds – because the Rule 144(k) holding period for the shares issued outright in the financing is two years after the closing date and the Rule 144(k) holding period for any shares acquired upon cashless exercise of the warrants would be two years after the closing date (and the warrants permit cashless exercise after the first anniversary of the closing if the warrant shares are not registered at that time for any reason).
•	Explain in further detail why you believe that the liquidated damages result in a reasonable discount for the unregistered shares. Show us how you were able to determine that the maximum damages would never exceed $3.3 million, or 21% of the gross offering proceeds.
The Company believes that the liquidated damages result in a reasonable discount for the unregistered shares, because, particularly given the volatility of the Company’s stock, the inability to transfer shares of the stock significantly increases the risk of ownership of the Company’s stock.
The $3.3 million figure (21% of the gross offering proceeds) was determined based on the Rule 144(k) holding period – which is two years after the closing, as explained above. Liquidated damages accruing at the rate of 1% per month beginning on the day after the original effectiveness deadline (90 days after the closing) would total 21% at the end of the two years, because 21 months of damages would accrue. There are circumstances that the liquidated damages could exceed 21% (for example, if Endocare were required to pay liquidated damages related to both a Form S-2 and a Form S-3 simultaneously, or if the warrants were exercised for cash, which would trigger a new 144(k) holding period that would extend until two years after the exercise date) – however, the Company believes that those circumstances are remote.
•	Please revise future filings to disclose all of the significant assumptions used in your calculation of the value of the warrants. We note that your response indicates that you modified the amount resulting from your Black-Scholes calculation for the call provision and for a market discount.
The Company will revise future filings to disclose all of the significant assumptions used in its calculation of the value of the warrants.
•	Please show us the amounts derived from each step of your calculation to value the warrants and explain how you determined the amount for the call provision and the market discount.

August 12, 2005
Page Eleven
The Company performed the following steps to arrive at its valuation of the warrants:
•	As explained in our letter dated July 11, 2005, the Company first used Black-Scholes and an expected life equal to the contractual term (5 years) to yield the value of the warrants without regard to the call provision. In this step, the value of the warrants was determined to be $1.96 per share for the Series A warrants and $1.90 per share for the Series B warrants, for an aggregate value of $7.6 million;

•	The Company then applied a three-year average life to the warrants, decreasing their fair value, because the Company believes that this approach captures the effect of the call provision given that the stock will likely reach the applicable call thresholds (i.e., $6.50 per share in the case of the Series A warrants and $7.50 per share in the case of the Series B warrants) within three years. In this step, the value of the warrants was determined to be $1.57 per share for the Series A warrants and $1.49 per share for the Series B warrants, for an aggregate value of $6.0 million; and

•	The Company then deducted an additional discount based on the expectation that market realities would dictate that warrant holders sell the underlying shares in small amounts over six months as opposed to selling all exercised shares at once, given that the stock is currently traded on the Pink Sheets and has a relatively small average daily volume. In this step, the value of the warrants was determined to be $0.86 per share for the Series A warrants and $0.78 per share for the Series B warrants, for an aggregate value of $3.2 million.
In summary, based on the discussions outlined above, the Company believes that the warrants met the criteria for classification as equity in accordance with EITF 00-19 and is excluded from SFAS 133 pursuant to paragraph 11(a). The liquidated damages represent a contingent liability to be accrued when probable and estimable. Since the Company cannot reliably estimate the total damages, this has been expensed when incurred.
* * * * * *
The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the related Exchange Act filings as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.
Please direct any further comments or questions regarding this response letter to me at (858) 720-5198 or my colleague Clint Davis at (858) 720-5176. Our facsimile number is (858) 720-5125.

August 12, 2005
Page Twelve
Very truly yours,
/s/ Steven G. Rowles
Steven G. Rowles

cc:	Michael R. Rodriguez, Endocare, Inc.
Kevin Keating, Endocare, Inc.